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                                                                    Exhibit 77C

Shareholder Meeting Results
(UNAUDITED)

Columbia Seligman Communications and Information Fund

At a Joint Special Meeting of Shareholders held on February 27, 2013 (the "Meeting"), shareholders of the Fund considered a proposal for the reclassification of the Fund from a "diversified fund" to a "non-diversified fund," as such terms are defined in the Investment Company Act of 1940, as amended. The proposal was approved at an adjourned meeting held on May 13, 2013. The votes cast for or against as well as the number of abstentions and broker non-votes as to the proposal are set forth below. A vote is based on total dollar interest in the Fund as of the record date of the Meeting.

      Votes For        Votes Against       Abstentions     Broker Non-Votes
  -----------------  -----------------  -----------------  -----------------

     35,003,647          2,870,425          2,746,631              0